Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total	%
31 Dec 08	30 Jun 09	Security	portfolio	Index1	Description
56	1	Gazprom	3.1	1.7	The largest natural gas producer and transporter in Russia.
2	2	Samsung Electronics	3.0	2.1	Korea's top electronics manufacturer and a global leader in semiconductor production.
3	3	China Shenhua Energy	2.9	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
1	4	America Movil	2.7	1.3	Latin America's largest cellular communications provider.
7	5	Reliance Industries	2.7	1.0	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
16	6	Sasol	2.0	0.8	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
11	7	Industrial and Commercial Bank of China	1.9	1.1	A state-owned commercial bank in China and one of the world's largest banks.
10	8	Bharti Airtel	1.9	0.0	India's leading telecommunication services provider.
6	9	Petroleo Brasileiro - Petrobras	1.7	3.6	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
8	10	Vale	1.5	2.1	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.

		Total companies 1 through 10	23.4	14.1

4	11	Taiwan Semiconductor Manufacturing	1.4	1.5	One of the world's largest semiconductor manufacturers.
30	12	Bank of China	1.3	1.0	One of China's largest commercial banks.
17	13	DLF Ltd.	1.3	0.1	Major real estate development company based in India.
14	14	Banpu	1.2	0.1	Thailand-based energy company focused on coal mining and coal-fired power.
9	15	AngloGold Ashanti	1.2	0.4	One of the world's largest gold producers.
20	16	Telmex International	1.1	0.1	Telecom operator mainly serving Brazil and Colombia, with an additional presence in Argentina, Chile, Ecuador and Peru.
15	17	Anhui Conch Cement	1.1	0.1	China's largest producer and seller of cement and commodity clinker.
44	18	LG Electronics	1.0	0.3	Designs and manufactures appliances and home electronics.
29	19	Hon Hai Precision Industry	0.9	0.9	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
25	20	BYD	0.8	0.1	One of the largest makers of rechargeable batteries.

		Total companies 1 through 20	34.7	18.7

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Top holdings by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	30 Jun 09	30 Jun 09		31 Dec 08	30 Jun 09	30 Jun 09
ENERGY	13.9	15.3	14.0	FINANCIALS	9.6	15.4	23.4
Gazprom		3.1		Industrial and Commercial Bank of China		1.9
China Shenhua Energy		2.9		Bank of China		1.3
Reliance Industries		2.7		DLF Ltd.		1.3
Sasol		2.0		Bumiputra-Commerce Holdings		0.7
Petroleo Brasileiro - Petrobras		1.7		China Construction Bank		0.7
Banpu		1.2		China Resources Land		0.7
China National Offshore Oil		0.7		China Overseas Land & Investment		0.6
OTHERS		1.0		OTHERS		8.2

MATERIALS	11.9	9.7	13.5	INFORMATION TECHNOLOGY	12.0	11.7	12.3
Vale		1.5		Samsung Electronics		3.0
AngloGold Ashanti		1.2		Taiwan Semiconductor Manufacturing		1.4
Anhui Conch Cement		1.1		Hon Hai Precision Industry		0.9
Taiwan Cement		0.7		BYD		0.8
Nine Dragons Paper Industries		0.6		Tencent Holdings		0.8
OTHERS		4.6		OTHERS		4.8
				TELECOMMUNICATION SERVICES	16.4	13.0	9.4
INDUSTRIALS	7.2	7.1	8.6	America Movil		2.7
CCR		0.6		Bharti Airtel		1.9
IJM Corp.		0.6		Telmex International		1.1
China Railway Construction		0.5		Telmex		0.6
OTHERS		5.4		Bezeq		0.6
				TIM Participacoes		0.6
				OTHERS		5.5
CONSUMER DISCRETIONARY	7.3	7.9	6.7
LG Electronics		1.0		UTILITIES	3.7	3.4	3.9
Astra International		0.8		Cemig		0.7
ANTA Sports Products		0.5		OTHERS		2.7
Genting		0.5
OTHERS		5.1		OTHER	1.3	1.3	0.0
				Capital International Private Equity Fund IV		0.4
CONSUMER STAPLES	6.2	7.3	5.5	OTHERS		0.9
Fomento Economico Mexicano		0.7
Hypermarcas		0.6		Total equity	90.3	92.8	100.0
AmBev		0.5		Total fixed income	2.7	2.7
OTHERS		5.5		Total cash and equivalents	7.0	4.5
				Total assets	100.0	100.0
HEALTH CARE	0.8	0.7	2.7
Bumrungrad Hospital		0.3
OTHERS		0.4

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	30 Jun 09	30 Jun 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	20.0	20.5
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	11.1	13.7
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	7.6	4.1
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.3	1.6
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.0
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	17.9	14.7
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	9.9	8.0
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.0	3.0
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.0	1.7
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.7	1.5
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.1	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	34.6	44.2
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	7.7	12.6
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	19.4	19.0
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	6.4	12.6
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	1.1	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	16.1	20.6
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	4.9	5.4
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	5.6	7.7
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	1.2	2.9
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	1.0	1.1
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.3	1.5
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.2	0.5
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.8	0.5
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	0.9	0.6
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.4
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.0	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	4.2	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	92.8	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	2.7
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	4.5
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	30 Jun 09	30 Jun 09		31 Dec 08	30 Jun 09	30 Jun 09
LATIN AMERICA	21.2	20.0	20.5	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	16.1	20.6
BRAZIL	10.3	11.1	13.7	SOUTH AFRICA	6.5	5.6	7.7
MEXICO	8.9	7.6	4.1	RUSSIAN FEDERATION	3.1	4.9	5.4
CHILE	1.8	1.3	1.6	ISRAEL	1.6	1.2	2.9
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	TURKEY	0.9	1.3	1.5
PERU	0.1	0.0	0.5	POLAND	0.7	1.0	1.1
				EGYPT	1.1	0.9	0.6
				CZECH REPUBLIC	0.3	0.8	0.5
SOUTHEAST ASIA	16.1	17.9	14.7	HUNGARY	0.2	0.2	0.5
INDIA	7.9	9.9	8.0	MOROCCO	0.1	0.1	0.4
MALAYSIA	2.8	3.0	3.0	CROATIA	0.1	0.0	0.0
INDONESIA	2.3	2.0	1.7	SULTANATE OF OMAN	0.2	0.1	0.0
THAILAND	2.0	1.7	1.5
PHILIPPINES	1.0	1.1	0.5
PAKISTAN	0.0	0.1	0.0	OTHER[2]	3.6	4.2	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	34.6	44.2	Total equity	90.3	92.8	100.0
CHINA	19.3	19.4	19.0	Total fixed income	2.7	2.7
SOUTH KOREA	7.3	7.7	12.6	Total cash and equivalents	7.0	4.5
TAIWAN	7.0	6.4	12.6	Total assets	100.0	100.0
HONG KONG	1.0	1.1	0.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 June 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47

Lifetime return
Cumulative%	2,049.22	3,318.09	___	___
Annualized%	14.21	16.53	___	___

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 June 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 June 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
May	17.62	17.62	17.36	17.79
June	-1.32	-1.32	-1.40	-1.22
2nd qtr.	33.33	33.33	35.30	36.47

Lifetime return
Cumulative%	2,049.22	3,318.09	__	__
Annualized%	14.21	16.53	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 June 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 30 June 2009

	Calendar
	YTD
	30 Jun 09	Q209	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	37.35	33.55	-22.50	7.43	18.42	10.72	9.13	14.21	17.56
- net of operating expenses	36.86	33.33	-23.08	6.68	17.59	9.95	8.34	13.27	16.53

MSCI Emerging Markets IMI with net dividends reinvested	38.08	36.47	-26.86	3.15	14.85	8.81	5.50	10.54	11.80

MSCI World Index with net dividends	6.65	20.94	-29.13	-7.63	0.46	-0.45	5.11	5.57	7.17

MSCI EAFE Index with net dividends	8.13	25.61	-31.19	-7.79	2.55	1.42	3.70	4.07	6.52

S&P 500 Index with income reinvested	3.16	15.93	-26.21	-8.22	-2.25	-2.22	6.91	7.73	8.30

Lifetime: 31 May 1986 - 31 June 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 30 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 30 June 2009

	Calendar
	YTD
	30 Jun 09	Q209	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	37.35	33.55	-22.50	7.43	18.42	10.72	9.13	14.21	17.56
- net of operating expenses	36.86	33.33	-23.08	6.68	17.59	9.95	8.34	13.27	16.53

MSCI Emerging Markets IMI with net dividends reinvested	38.08	36.47	-26.86	3.15	14.85	8.81	5.50	10.54	11.80

MSCI World Index with net dividends	6.65	20.94	-29.13	-7.63	0.46	-0.45	5.11	5.57	7.17

MSCI EAFE Index with net dividends	8.13	25.61	-31.19	-7.79	2.55	1.42	3.70	4.07	6.52

S&P 500 Index with income reinvested	3.16	15.93	-26.21	-8.22	-2.25	-2.22	6.91	7.73	8.30

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 31 June 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 30 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	30 Jun 09	30 Jun 09		31 Dec 08	30 Jun 09	30 Jun 09
ENERGY	13.9	15.3	14.0	HEALTH CARE	0.8	0.7	2.7
ENERGY EQUIPMENT & SERVICES	0.2	0.6	0.1	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	14.7	13.9	HEALTH CARE PROVIDERS & SERVICES	0.7	0.6	0.2
MATERIALS	11.9	9.7	13.5	PHARMACEUTICALS	0.1	0.1	2.4
CHEMICALS	0.6	0.1	2.5
CONSTRUCTION MATERIALS	3.3	3.2	1.2	FINANCIALS	9.6	15.4	23.4
CONTAINERS & PACKAGING	0.0	0.1	0.1	COMMERICAL BANKS	4.8	9.1	14.7
METALS & MINING	7.2	5.6	9.3	THRIFTS & MORTGAGE FINANCE	0.5	0.6	0.4
PAPER & FOREST PRODUCTS	0.8	0.7	0.4	DIVERSIFIED FINANCIAL SERVICES	0.5	0.7	1.6
INDUSTRIALS	7.2	7.1	8.6	CONSUMER FINANCE	0.0	0.0	0.1
AEROSPACE & DEFENSE	0.1	0.1	0.1	CAPITAL MARKETS	0.0	0.0	1.1
BUILDING PRODUCTS	0.0	0.0	0.2	INSURANCE	0.5	0.6	2.6
CONSTRUCTION & ENGINEERING	2.8	3.0	2.0	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
ELECTRICAL EQUIPMENT	1.2	1.2	0.8	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	4.3	2.7
INDUSTRIAL CONGLOMERATES	0.6	0.6	2.0	INFORMATION TECHNOLOGY	12.0	11.7	12.3
MACHINERY	0.6	0.8	1.2	INTERNET SOFTWARE & SERVICES	2.3	2.0	0.7
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.7	1.2
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.9	0.5
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.2
AIRLINES	0.1	0.0	0.3	COMPUTERS & PERIPHERALS	0.8	1.1	1.7
MARINE	0.1	0.0	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	2.6	2.6
ROAD & RAIL	0.3	0.5	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	4.4	5.4
TRANSPORTATION INFRASTRUCTURE	1.3	0.8	0.7
CONSUMER DISCRETIONARY	7.3	7.9	6.7	TELECOMMUNICATION SERVICES	16.4	13.0	9.4
AUTO COMPONENTS	0.4	0.8	0.5	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	5.5	3.1
AUTOMOBILES	0.3	0.8	1.2	WIRELESS TELECOMMUNICATION SERVICES	9.9	7.5	6.3
HOUSEHOLD DURABLES	0.5	1.0	1.1	UTILITIES	3.7	3.4	3.9
LEISURE EQUIPMENT & PRODUCTS	0.3	0.0	0.1	ELECTRIC UTILITIES	2.9	2.6	2.1
TEXTILES, APPAREL, & LUXURY GOODS	0.4	1.2	0.5	GAS UTILITIES	0.0	0.1	0.4
HOTELS, RESTAURANTS & LEISURE	1.3	1.2	0.6	MULTI UTILITIES	0.0	0.0	0.1
DIVERSIFIED CONSUMER SERVICES	0.9	0.3	0.1	WATER UTILITIES	0.2	0.2	0.2
MEDIA	1.3	0.9	1.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.5	1.1
DISTRIBUTORS	0.3	0.0	0.2	OTHER	1.3	1.3	0.0
INTERNET & CATALOG RETAIL	0.0	0.0	0.1	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.3	0.0
MULTILINE RETAIL	0.6	0.9	0.6	Total equity	90.3	92.8	100.0
SPECIALTY RETAIL	1.0	0.8	0.6	Total fixed income	2.7	2.7
CONSUMER STAPLES	6.2	7.3	5.5	Total cash and equivalents	7.0	4.5
FOOD & STAPLES RETAILING	1.7	1.4	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	2.6	1.1
FOOD PRODUCTS	2.0	1.7	2.0
TOBACCO	0.3	0.4	0.5
HOUSEHOLD PRODUCTS	1.2	1.2	0.4
PERSONAL PRODUCTS	0.0	0.0	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.

Notable purchases and sales
Emerging Markets Growth Fund
31 December 2008 - 30 June 2009

Purchases			Sales
Security name	Amount ($)	New	Security Name	Amount ($)	Eliminated
Gazprom	248,770,104		Harmony Gold Mining	102,243,890
Sasol	103,947,171		Rosneft	92,625,676	■
Bharti Airtel	69,190,498		Telekomunikasi Indonesia	68,000,907
Industrial and Commercial Bank of China	64,703,687		China High Speed Transmission Equipment	54,218,731
Turk Telekom	50,933,478	■	Gmarket	53,020,211	■
Cathay Financial Holding	49,195,517	■	Taiwan Semiconductor Manufacturing	52,801,156
Tencent Holdings	46,791,647		Perdigao	50,326,607	■
Itausa	43,567,108		China Mobile Ltd.	42,697,425
Bank of China	41,296,492		Alibaba.com	42,300,629
Genting	39,096,772	■	Cemig	41,250,420
Tenaris	38,603,377		Mediatek	39,446,931
Shinhan Financial Group	37,517,922		OGX	36,708,524	■
United Spirits	32,504,788		SINOPEC	33,998,104	■
DLF Ltd.	32,218,398		New Oriental Education & Technology Group	33,211,931
Bank Pekao	31,766,590	■	Genting Malaysia	33,044,641	■
Telmex International	29,311,766		China Shenhua Energy	32,225,603
Pretoria Portland Cement	28,746,588	■	BYD	30,891,391
Standard Chartered PLC	28,743,177	■	COSCO Pacific	30,036,764
LG Electronics	27,487,478		Wal-Mart de Mexico	28,292,375	■
Reliance Industries	27,261,750		Shangri-La Asia	25,353,073

Reflects largest purchases and sales of commmon stock. Excludes depository receipts, fixed income, and other non-equity securities.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.